Simpson Thacher & Bartlett LLP
2475 Hanover Street
Palo Alto, CA 94304
Telephone: +1-650-251-5000
Facsimile: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

VIA EDGAR                  December 8, 2021
Re: Acceleration Request for MultiPlan Corporation
Registration Statement on Form S-3 (File No. 333-260783)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, MultiPlan Corporation, that effectiveness of the above-referenced Registration Statement, as amended by Amendment No. 1 thereto, be accelerated to 4:30 p.m., Eastern Time, on December 10, 2021, or as soon as practicable thereafter.

Call me at (650) 251-5110 with any questions.

Very truly yours,
/s/ William B. Brentani

William B. Brentani

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

                                        December 8, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	MultiPlan Corp.
Registration Statement on Form S-3
Initially Filed November 4, 2021
File No. 333-260783

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MultiPlan Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 thereto, so that it will become effective at 4:30 p.m., Eastern Time, on December 10, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

    Please contact Bill Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

MULTIPLAN CORPORATION

By:	/s/ James M. Head
Name: James M. Head
Title: Chief Financial Officer

cc:    Securities and Exchange Commission